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                                                                  Exhibit (a)(3)
                              CareerBuilder, Inc.

                                                                  July 25, 2000

Dear Stockholder:

   On behalf of the Board of Directors of CareerBuilder, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger, dated as of July 16, 2000 (the "Merger Agreement"), with Career Holdings, Inc. ("Career Holdings"), a company formed and funded by Tribune Company and KnightRidder.com, Inc., and CB Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of Career Holdings. Pursuant to the Merger Agreement, Purchaser today has commenced a cash tender offer (the "Offer") for all outstanding shares of common stock of the Company (the "Shares") at a price of $8.00 per Share, net to the seller in cash, without interest.

   Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly-owned subsidiary of Career Holdings. At the effective time of the Merger, each remaining issued and outstanding Share (other than Shares owned by the Company, Career Holdings or any of its wholly-owned subsidiaries including Purchaser) will be converted into the right to receive $8.00 in cash, subject to dissenters' rights. In connection with the Merger, James Winchester, our Senior Vice President of Engineering, and I have agreed to make a substantial investment in shares of common stock of Career Holdings.

   YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED OF TWO INDEPENDENT DIRECTORS (THE "INDEPENDENT COMMITTEE"), HAS DETERMINED THAT THE MERGER IS ADVISABLE, FAIR AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER, THE OFFER AND THE MERGER AGREEMENT AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   In arriving at their recommendations, the Independent Committee and the Board of Directors gave careful consideration to the factors described in the enclosed Offer to Purchase, as referenced in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Among the factors considered was the written opinion of Credit Suisse First Boston Corporation, the Independent Committee's financial advisor, that subject to the assumptions, factors and limitations set forth in the opinion, the $8.00 per Share in cash to be paid in the Offer and the Merger is fair to the holders of CareerBuilder common stock (other than Career Holdings and its affiliates and James Winchester and myself) from a financial point of view. Additional information with respect to the Independent Committee's and the Board's recommendations and the background of the transaction is contained in the enclosed Offer to Purchase.

   In addition to the Offer to Purchase and the Schedule 14D-9, other materials relating to the Offer are enclosed, including a Letter of Transmittal to be used for tendering Shares in the Offer if you are the record holder of Shares. The Offer to Purchase and the related materials set forth the terms and conditions for the Offer and provide instructions on how to tender your Shares. WE URGE YOU TO READ AND CONSIDER THE ENCLOSED MATERIALS CAREFULLY BEFORE MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                          Very truly yours,

                       [SIGNATURE OF ROBERT J. MCGOVERN]
                                          Robert J. McGovern
                                          Chairman of the Board, President
                                          and Chief Executive Officer